[Reference Translation]
May 11, 2011
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Difference between Financial Forecasts and Actual Results for FY2011

We, TOYOTA MOTOR CORPORATION (“Toyota”), hereby announce the difference between our full-year consolidated and unconsolidated financial forecasts for FY2011 (April 1, 2010 through March 31, 2011) annouced on February 8, 2011 and actual results for the same period announced today.

1.	Difference between the full-year consolidated financial forecasts and actual results for FY2011 (April 1, 2010 through March 31, 2011)
			(Amount: billion yen)
	Net revenues	Operating income	Income before income taxes and equity in earnings of affiliated companies	Net income attributable to Toyota
Previous forecasts (A)	19,200.0	550.0	660.0	490.0
Actual results (B)	18,993.6	468.2	563.2	408.1
Difference (B - A)	-206.4	-81.8	-96.8	-81.9
Difference (%)	-1.1%	-14.9%	-14.7%	-16.7%
(Reference) Actual results for FY2010	18,950.9	147.5	291.4	209.4

2.	Difference between the full-year unconsolidated financial forecasts and actual results for FY2011 (April 1, 2010 through March 31, 2011)
			(Amount: billion yen)
	Net revenues	Operating income	Ordinary income	Net income
Previous forecasts (A)	8,500.0	-420.0	-10.0	80.0
Actual results (B)	8,242.8	-480.9	-47.0	52.7
Difference (B - A)	-257.2	-60.9	-37.0	-27.3
Difference (%)	-3.0%	-	-	-34.0%
(Reference) Actual results for FY2010	8,597.8	-328.0	-77.1	26.1

3.	Reasons for the difference
The full-year consolidated and unconsolidated financial results for FY2011 decreased from the previously announced forecasts mainly due to the suspension of the vehicle production and the decrease in the number of vehicle sales caused by the Great East Japan Earthquake.